Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of February 19, 2014

among

SIGNET JEWELERS LIMITED,

CARAT MERGER SUB, INC.

and

ZALE CORPORATION

TABLE OF CONTENTS

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ii

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 19, 2014 (this “Agreement”), is among Signet Jewelers Limited, a Bermuda corporation (“Parent”), Carat Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Zale Corporation, a Delaware corporation (the “Company”).  Certain terms used in this Agreement are used as defined in Section 8.11.

WHEREAS, the respective Boards of Directors of the Company and Merger Sub have approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger“), on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, the Board of Directors of the Company unanimously resolved to recommend that its stockholders adopt this Agreement; and

WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that Z Investment Holdings, LLC (the “Principal Stockholder”) enter into a Voting and Support Agreement, dated as of the date hereof (the “Support Agreement”), simultaneously herewith, pursuant to which, among other things, the Principal Stockholder has agreed to vote to adopt this Agreement and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Support Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.1.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.2.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by the parties, which date shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that, if the Marketing Period has not ended at such time, the Closing shall occur instead on (a) the date following the satisfaction or waiver of such conditions that is the earlier to occur of (i) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice and (ii) the first Business Day after the last day of the Marketing Period; or (b) such other date and time as agreed to in writing by Parent and the Company.  Parent and Merger Sub acknowledge and agree that the receipt of the Financing is not a condition to Closing and that the failure to obtain the Financing, in and of itself, shall not in any way relieve Parent or Merger Sub of its obligations to close the Merger on the Closing Date.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.3.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”).  The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.4.  Effects of the Merger.  The Merger shall have the effects set forth in the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5.  Certificate of Incorporation and Bylaws of the Surviving Corporation.  The certificate of incorporation and bylaws of the Surviving Corporation shall be amended at the Effective Time to read as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time (except as to the name of the Surviving Corporation, which shall be “Zale Corporation”), and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

SECTION 1.6.  Directors and Officers of the Surviving Corporation.

(a)           Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)           The officers of the Company  immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on the Capital Stock of the
Constituent Corporations; Exchange of Certificates; Company Stock Options

SECTION 2.1.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Company Common Stock (as defined below) or any shares of capital stock of Parent or Merger Sub:

(a)           Capital Stock of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Conversion of Company Common Stock.

(i)           Each share of common stock, par value $0.01, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (A) shares of the Company Common Stock to be cancelled or retained by a Subsidiary of the Company in accordance with Section 2.1(c) and (B) Dissenting Shares), shall be converted into and shall thereafter represent the right to receive $21.00 in cash (the “Merger Consideration”).

(ii)           From and after the Effective Time, the Company Common Stock converted into the Merger Consideration pursuant to this Article II shall no longer remain outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate previously representing any such Company Common Stock or shares of Company Common Stock that are in non-certificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”) shall thereafter cease to have any rights with respect to such securities, except the right to receive the consideration to which such holder may be entitled pursuant to this Section 2.1.

(iii)           If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding common stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange, merger, consolidation or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar transaction or event, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(c)           At the Effective Time, (i) (A) all shares of Company Common Stock that are owned by Parent or Merger Sub and (B) any shares of Company Common Stock that are owned by the Company as treasury stock shall be automatically cancelled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor, and (ii) each share of Company Common Stock owned by a Subsidiary of the Company shall remain outstanding with the appropriate adjustments to the number thereof to preserve the relative percentage interest in the Company and no cash or other consideration shall be delivered in exchange therefor.

(d)           Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL.  If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1(b), without any interest thereon.  The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.  Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

SECTION 2.2.  Exchange of Certificates.

(a)           Paying Agent.  On or promptly following the Closing Date, Parent shall deposit with Wells Fargo Shareowner Services or such other bank or trust company as may be designated by Parent and that is reasonably acceptable to the Company (the “Paying Agent”), an amount in cash sufficient to pay the aggregate Merger Consideration in accordance with this Article II (other than any Merger Consideration payable to Optionholders pursuant to Section 2.3(a) and RSU Holders pursuant to Section 2.3(b)), such Merger Consideration being hereinafter referred to as the “Exchange Fund”.

(b)           Payment Procedures.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock (other than shares of Company Common Stock to be cancelled or retained by a Subsidiary of the Company in accordance with Section 2.1(c) and Dissenting Shares) were converted pursuant to Section 2.1(b) into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor cash equal to the Merger Consideration to which such holder is entitled pursuant to this Article II, and the Certificate so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, in each case, without interest.

(c)           Transfer Books; No Further Ownership Rights in Company Stock.  The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d)           Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration pursuant to this Agreement.

(e)           Termination of Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for one hundred eighty (180) days after the Effective Time shall be delivered to Parent, and any holder of a Certificate who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration in accordance with this Article II.  If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)           No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)           Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent.  Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent.  Nothing contained in this Section 2.2(g) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration as provided herein.

(h)           Withholding Taxes.  Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law.  Parent shall provide the Company reasonable notice prior to the Effective Time of any amounts that will be so deducted or withheld (other than backup withholding) from any consideration payable to holders of Company Common Stock pursuant to Section 2.1. To the extent amounts are so deducted or withheld, such amounts (a) shall be remitted to the applicable Governmental Authority in accordance with applicable Law, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

SECTION 2.3.  Company Stock Options; Restricted Stock Units; Long-Term Incentive Awards; Restricted Shares; Deferred Stock Units.

(a)           Before the Closing, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i)           at the Effective Time, each option to purchase shares of Company Common Stock granted under the Zale Corporation 2003 Stock Incentive Plan, the Zale Corporation 2011 Omnibus Incentive Plan (the “Company 2011 Stock Plan”), the Zale Corporation Non-Employee Director Equity Compensation Plan, the Zale Corporation Outside Directors’ 2005 Stock Incentive Plan, and the Zale Corporation Outside Directors’ 1995 Stock Option Plan, in each case as amended from time to time (collectively, the “Company Stock Plans”) that is outstanding as of immediately prior to the Effective Time (each, a “Company Stock Option”) shall be cancelled as of the Effective Time and each holder thereof (each, an “Optionholder”) shall cease to have any rights with respect thereto, except the right to receive the consideration (if any) payable as set forth in this Section 2.3(a)(i).  At the Effective Time, on the terms and subject to the conditions of this Agreement, each Company Stock Option, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Optionholder, be converted into a right of the applicable Optionholder to receive an amount in cash equal to the excess (if any) of (I) the Merger Consideration multiplied by the number of shares of Company Common Stock underlying such Company Stock Option immediately prior to the Effective Time over (II) the aggregate exercise price payable upon exercise of such Company Stock Option immediately prior to the Effective Time (it being understood that, for the avoidance of doubt, if the aggregate exercise price payable upon exercise of a Company Stock Option equals or exceeds the product of the Merger Consideration multiplied by the number of shares of Company Common Stock underlying such Company Stock Option, such Company Stock Option shall be cancelled for no consideration); and

(ii)           as soon as reasonably practicable following the Effective Time, Parent shall pay or deliver to the Surviving Corporation (or the Surviving Corporation’s applicable payroll providers) for payment to the Optionholders the portion of the aggregate Merger Consideration payable in respect of Company Stock Options pursuant to Section 2.3(a)(i), by means of wire transfer of immediately available funds to an account designated by the Surviving Corporation.

(b)           Before the Closing, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i)           at the Effective Time, each restricted stock unit granted under the Company Stock Plans subject to vesting conditions other than performance-based vesting conditions that is outstanding as of immediately prior to the Effective Time other than a Rollover Restricted Stock Unit (each, a “Time-Vested Restricted Stock Unit”) shall become fully vested and be cancelled as of the Effective Time by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of such Time-Vested Restricted Stock Unit (a “TRSU Holder”) and each TRSU Holder shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect to each share of Company Common Stock subject to such Time-Vested Restricted Stock Units immediately prior to the Effective Time;

(ii)           at the Effective Time, each restricted stock unit granted under the Company Stock Plans after the date hereof in accordance with the terms and conditions of Section 5.2(a)(viii) of this Agreement and the Company Disclosure Schedule related thereto and subject to vesting conditions that is outstanding as of immediately prior to the Effective Time (each, a “Rollover Restricted Stock Unit”) shall be converted into a restricted stock unit award, on the same terms and conditions as were applicable under such Rollover Restricted Stock Unit immediately prior to the Effective Time, with respect to a number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Rollover Restricted Stock Unit immediately prior to the Effective Time by the Exchange Ratio, rounded up or down to the nearest whole share (a “Converted Restricted Stock Unit”) (it being understood that for purposes of this clause (ii), “Exchange Ratio” shall mean a fraction, the numerator of which is the Merger Consideration and the denominator of which is the volume weighted average price per share of Parent Common Stock on The New York Stock Exchange for the fifteen (15) consecutive trading days ending on (and including) the trading day immediately prior to the Effective Time (as reported by The Wall Street Journal for each such trading day, or, if not reported by The Wall Street Journal, any other authoritative source mutually selected by Parent and the Company)).

(iii)           at the Effective Time, each restricted stock unit granted under the Company Stock Plans subject to performance-based vesting conditions that is outstanding as of immediately prior to the Effective Time other than a Rollover Restricted Stock Unit (each, a “Performance-Vested Restricted Stock Unit”, and together with the Time-Vested Restricted Stock Units and Rollover Restricted Stock Units, the “Restricted Stock Units”) shall become vested at the Applicable PRSU Percentage and cancelled as of the Effective Time by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of such Performance-Vested Restricted Stock Unit (a “PRSU Holder”, and together with the TRSU Holders, the “RSU Holders”) and each PRSU Holder shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect to the Applicable PRSU Percentage of the target number of shares of Company Common Stock subject to such Performance-Vested Restricted Stock Units immediately prior to the Effective Time (it being understood that for purposes of this clause (iii), “Applicable PRSU Percentage” shall mean (A) 100% if more than 50% of the relevant performance period under the Performance-Vested Restricted Stock Unit is completed as of the Closing Date and (B) 50% if 50% or less of the relevant performance period under the Performance-Vested Restricted Stock Unit is completed as of the Closing Date); and

(iv)           as soon as reasonably practicable following the Effective Time, Parent shall pay or deliver to the Surviving Corporation (or the Surviving Corporation’s applicable payroll providers) for payment to the RSU Holders the portion of the aggregate Merger Consideration payable to the RSU Holders pursuant to Section 2.3(b)(i) and (iii), by means of wire transfer of immediately available funds to an account designated by the Surviving Corporation.

(c)           Prior to the Closing, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i)           at the Effective Time, each long-term incentive program cash award granted under the Company 2011 Stock Plan (each such award, a “LTI Cash Award”) shall become satisfied at the Applicable LTI Percentage and cancelled as of the Effective Time by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of such LTI Cash Award (a “LTI Holder”) and each LTI Holder shall cease to have any rights with respect thereto, except the right to receive cash in an amount equal to the Applicable LTI Percentage of the “Maximum Total Incentive Compensation Opportunity” (as defined in the applicable LTI Cash Award) (it being understood that for purposes of this sentence, “Applicable LTI Percentage” shall mean (A) 100% if more than 50% of the relevant performance period under the LTI Cash Award is completed as of the Closing Date and (B) 50% if 50% or less of the relevant performance period under the LTI Cash Award is completed as of the Closing Date) (the “LTI Cash Award Cancellation Payment”); and

(ii)           as soon as reasonably practicable following the Effective Time,   Parent shall pay or deliver to the Surviving Corporation (or the Surviving Corporation’s applicable payroll providers) for payment to the LTI Holders the aggregate LTI Cash Award Cancellation Payments payable to the LTI Holders pursuant to Section 2.3(c)(i), by means of wire transfer of immediately available funds to an account designated by the Surviving Corporation.

(d)           Prior to the Closing, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:  at the Effective Time, each Restricted Share granted under the Company Stock Plans that is outstanding as of immediately prior to the Effective Time shall become fully vested and be converted into the right to receive the Merger Consideration pursuant to Section 2.1.

(e)           Prior to the Closing, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:  at the Effective Time, each stock unit granted under the Company Stock Plans that is not subject to vesting conditions that is outstanding as of immediately prior to the Effective Time (each, a “Deferred Stock Unit”) shall be converted into the right to receive, in accordance with the terms of such Deferred Stock Units, an amount equal to the Merger Consideration with respect to each share of Company Common Stock subject to such Deferred Stock Units immediately prior to the Effective Time.

(f)           Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Converted Restricted Stock Units in accordance with this Section 2.3.  As soon as practicable after the Effective Time, Parent shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.3.

SECTION 2.4.  Restructure.  If, prior to the Closing Date, Parent and the Company determine, acting reasonably and in good faith and in consultation with their respective tax advisors, that, as a result of a change in applicable Law occurring after the date of this Agreement, facts relating to the Merger or other similar circumstances, Parent or the Company (or any of their respective Subsidiaries) is more likely than not to recognize a material amount of taxable income or gain for U.S. federal income tax purposes or may be subject to a material amount of tax elsewhere (including Canada or Puerto Rico), in connection with the Merger, subject to the provisions of this Agreement, each of Parent and the Company shall give good faith consideration to proposals to seek to restructure the Merger and related transactions in a manner that reduces or eliminates such taxable income or gain or tax; provided, however, that any such proposals shall not result in or require a delay in the Closing and no party shall be required to take any action (other than give good faith consideration to such proposals) as a result of this provision.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct except as set forth in (i) the body of (i.e., not including the exhibits) the Company SEC Documents filed with, or furnished to, the SEC and publicly available after July 31, 2012 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents that are set forth under the headings “Risk Factors” or disclosure of risks set forth in any “forward−looking statements” disclaimer or any other statements that are similarly cautionary, nonspecific or predictive in nature; it being understood that any factual information contained within such headings, disclosure or statements shall not be excluded) or (ii) the disclosure schedule delivered by the Company to Parent simultaneously with the execution and delivery by the Company of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

SECTION 3.1.  Organization, Standing and Corporate Power.

(a)           Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except, in the case of the Company’s Subsidiaries, where the failure to be duly organized, validly existing or in good standing or to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(b)           Section 3.1(b) of the Company Disclosure Schedule lists all Subsidiaries of the Company together with the jurisdiction of organization of each such Subsidiary.  All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”), other than Permitted Liens.  Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person.

(c)           The Company has delivered to Parent correct and complete copies of its certificate of incorporation and bylaws (the “Company Charter Documents”) and correct and complete copies of the certificates of incorporation and bylaws (or comparable organizational documents, including the limited partnership agreement of Zale Canada Holding LP) of each of its Subsidiaries (the “Subsidiary Documents”), in each case as amended to the date of this Agreement.  All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions.  The Company has made available to Parent and its representatives correct and complete copies of the minutes of all meetings of stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its Subsidiaries held since July 31, 2012, in each case other than the meetings at which the Transactions and related matters were discussed.

SECTION 3.2.  Capitalization.

(a)           The authorized capital stock of the Company consists of one hundred fifty million (150,000,000) shares of Company Common Stock and five million (5,000,000) shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  Included in Section 3.2(a) of the Company Disclosure Schedule is a complete and correct list of, at the close of business on January 31, 2014, (i) the number of shares of Company Common Stock issued and outstanding, including the number of such shares of Company Common Stock subject to vesting restrictions or other risks of forfeiture (the “Restricted Shares”), (ii) the number of Restricted Shares granted under the Company Stock Plans or otherwise, (iii) the number of shares of Company Common Stock held by the Company in its treasury, (iv) the number of shares of Company Common Stock reserved for issuance under the Company Stock Plans (including identifying (A) the number of such shares of Company Common Stock subject to outstanding Company Stock Options granted under the Company Stock Plans or otherwise, (B) and the number of such shares of Company Common Stock subject to outstanding Restricted Stock Units granted under the Company Stock Plans or otherwise which, with respect to any Performance Vested Restricted Stock Units, shall be based on the achievement of maximum-level performance) and (C) the number of Deferred Stock Units granted under the Company Stock Plans or otherwise, (v) the number of shares of Company Preferred Stock issued or outstanding, and (vi) the number of shares of Company Common Stock reserved for issuance upon exercise of the warrants referred to in Section 3.2(a) of the Company Disclosure Schedule  (“Warrants”).  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)           Included in Section 3.2(b) of the Company Disclosure Schedule is a correct and complete list, as of January 31, 2014, of all outstanding options or other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans or otherwise (including Restricted Shares, Restricted Stock Units and Deferred Stock Units), and, for each such option or other right, the number of shares of Company Common Stock subject thereto, the terms of vesting, the grant and expiration dates and exercise price thereof, if applicable, and the name of the holder thereof.  Since January 31, 2014 through the date hereof, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding options, Restricted Stock Units and Deferred Stock Units and Warrants referred to above in Section 3.2(a).  Except (A) as set forth above in Section 3.2(a) or (B) as otherwise expressly permitted by Section 5.2 hereof and the Company Disclosure Schedule related thereto, as of the date of this Agreement there are not, and as of the Effective Time there will not be, any shares of capital stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Company Common Stock. All Company Stock Options have an exercise price equal to no less than the fair market value of the underlying shares of Company Common Stock on the date of grant, determined in accordance with Section 409A of the Code.

(c)           None of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company.  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries.  No Subsidiary of the Company owns any shares of Company Common Stock or Company Preferred Stock.

SECTION 3.3.  Authority; Noncontravention; Voting Requirements.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors, and except for obtaining the Company Stockholder Approval for the adoption of this Agreement and filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)           The Company’s Board of Directors, at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the Transactions, including the Merger, and (ii) resolved to, subject to Section 5.3, recommend that stockholders of the Company adopt this Agreement.

(c)           Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or any of the Subsidiary Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Permit, to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d)           The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions.

SECTION 3.4.  Governmental Approvals.  Except for (i) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the rules of the New York Stock Exchange, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing of any required documents with relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act, and (iv) the filings with insurance regulatory authorities set forth on Section 3.4 of the Company Disclosure Schedule, no consents or approvals of, or filings, notices to or declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 3.5.  Company SEC Documents; Undisclosed Liabilities.

(a)           The Company has filed and furnished all required reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements with the SEC since July 31, 2012 (collectively and together with all documents filed or furnished on a voluntary basis on Form 8-K and all documents filed or furnished after the date hereof, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”).  None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents.  To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.  The Company is in compliance in all material respects with all listing and governance requirements of the New York Stock Exchange.

(b)           The consolidated financial statements of the Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC), applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

(c)           The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure.  Since August 1, 2012, neither the Company nor the Company’s independent registered accounting firm has identified to the Company or to the audit committee of the Board of Directors of the Company (i) any “significant deficiencies” in the design or operation of internal controls which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data, (ii) any “material weaknesses” in internal controls, or (iii) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the Company’s internal controls.  The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct.  The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended July 31, 2013, and such assessment concluded that such controls were effective.  As of the date hereof, to the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)           Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP (as in effect on the date hereof) or the notes thereto, except (i) liabilities as and to the extent reflected or reserved against on the audited balance sheet of the Company and its Subsidiaries as of July 31, 2013 (the “Balance Sheet Date”) (including the notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2013, (ii) liabilities incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) liabilities incurred as contemplated by this Agreement or otherwise incurred in connection with the Transactions consistent with the terms of this Agreement, and (iv) liabilities as, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(e)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or any Company SEC Documents.

SECTION 3.6.  Absence of Certain Changes or Events.  Since the Balance Sheet Date there has not been any event, change, occurrence or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.  Except as disclosed in the Filed Company SEC Documents and the execution of this Agreement and the discussions, negotiations and transactions related thereto, from the Balance Sheet Date to the date hereof, (a) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action described in Section 5.2(a) hereof that if taken after the date hereof and prior to the Effective Time without the prior written consent of Parent would violate such provision.

SECTION 3.7.  Legal Proceedings.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries, by or before any Governmental Authority.

SECTION 3.8.  Compliance With Laws; Permits.  The Company and its Subsidiaries are (and since August 1, 2012 have been) in compliance in all material respects with all laws (including common law), statutes, ordinances, codes, rules, regulations, awards, decrees, writs, injunctions, directives, judgments and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals, authorizations, exemptions, classifications, registrations and similar documents or instruments from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses (collectively, “Permits”), (ii) the Company and its Subsidiaries are (and since August 1, 2012 have been) in compliance with the terms of all Permits, (iii) all Permits are valid and in full force and effect, and (iv) since August 1, 2012, and prior to the date hereof, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority (a) claimed or alleged that the Company or any of its Subsidiaries was not in compliance with any Laws applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations or (b) was considering the amendment, termination, revocation or cancellation of any Permit.  This Section 3.8 does not relate to the Company SEC Documents, financial statements or disclosure controls and procedures or internal controls, which are the subject of Section 3.5, tax matters, which are the subject of Section 3.10, employee benefits and labor matters, which are the subject of Section 3.11, environmental matters, which are the subject of Section 3.12, Information Privacy Laws, which are the subject of Section 3.15(e) and Fraud and Bribery Laws, which are the subject of Section 3.21.

SECTION 3.9.  Information Supplied.  None of the information included or incorporated by reference in the Proxy Statement will, on the date it is first mailed to stockholders of the Company, and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.10.  Tax Matters.

(a)           Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any applicable extensions of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns are correct and complete in all material respects.  All Taxes shown to be due on such Tax Returns, and all material Taxes otherwise required to be paid by the Company or any of its Subsidiaries, have been fully and timely paid, except for any such Taxes currently being contested in good faith by appropriate proceedings that are disclosed in Section 3.10(g) of the Company Disclosure Schedule and for which adequate reserves are reflected in the Company’s financial statements, if such reserves are required by GAAP.

(b)           Neither the Company nor any of its Subsidiaries has failed to withhold, collect, or timely remit any material amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person.

(c)           Neither the Company nor any of its Subsidiaries has any material liability for Taxes of another Person (other than the Company or any of its Subsidiaries) pursuant to any Law (including Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law)).

(d)           The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portion thereof through the date of such financial statements, if such reserve is required by GAAP.

(e)           There is not in force any extension of time with respect to the due date for filing of any material Tax Return of or with respect to the Company or any of its Subsidiaries or any waiver or agreement for the extension of time for the assessment or payment of any material Tax of or with respect to the Company or any of its Subsidiaries, other than any such extensions, waivers or agreements entered into in the ordinary course of business consistent with past practice.

(f)           Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g)           No material audit or other administrative or court proceedings are being conducted or pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries and no written notice thereof has been received.  No material deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn.

(h)           Neither the Company nor any of its Subsidiaries is a party to any material tax sharing, allocation, indemnity or similar agreement or arrangement (other than Tax gross-ups to employees and any other commercial agreements or contracts not primarily related to Tax) pursuant to which it could have any obligation to make any payments after the Closing.

(i)           Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(j)           The Company Common Stock did not, at any time during the sixty (60) month period preceding the Effective Time, derive (directly or indirectly) more than fifty (50%) of its fair market value from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, or (iv) options, interests or rights in any such property whether same exists (where each term has the meaning ascribed thereto under the Income Tax Act (Canada)).

(k)           Except to the extent that Section 3.11 contains representations or warranties with respect to Taxes, this Section 3.10 contains the only representations and warranties with respect to Taxes in this Agreement.

SECTION 3.11.  Employee Benefits and Labor Matters.

(a)           Section 3.11(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list of all material Company Plans other than any plan, policy, agreement or arrangement mandated by applicable Law.  For purposes of this Agreement, “Company Plans” shall mean:  (i) “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all other employee benefit plans, policies, agreements or arrangements, and (iii) employment, consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, pension, retirement, supplementary retirement, change in control, tax gross-up, severance, retention, sick leave, vacation, loans, salary continuation, health, medical, dental, disability, life insurance and educational assistance plan, policies, agreements or arrangements with respect to which the Company or any of its Subsidiaries has any obligation or liability, contingent or otherwise.  None of the Company, any of its Subsidiaries, any of their Affiliates, or any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) has currently or in the last six years contributed or has been obligated to contribute to any “employee pension plans”, as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 3(37) of ERISA.

(b)           Correct and complete copies of the following documents with respect to each of the Company Plans have been delivered or made available to Parent by the Company to the extent applicable:  (i) any plan documents (or a written summary of material terms of any unwritten Company Plan) and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Form 5500 and all schedules thereto and similar filings required by applicable Law; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter or evidence of registration of a Company Plan that is a Foreign Plan; and (v) the most recent summary plan description.

(c)           The Company Plans have been operated and maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code (including documentary and operational compliance with Section 409A of the Code) and other Laws.  Except as would not, individually or in the aggregate, result in a material liability to Parent: (i) neither the Company nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA; and (ii) no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan.

(d)           The IRS has issued a favorable determination letter with respect to each Company Plan that is intended to qualify under Section 401 or other tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code and any trusts intended to be exempt from federal income taxation under the Code.  Nothing has occurred with respect to the operation of the Company Plans that could reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any material liability, penalty or tax under ERISA or the Code.

(e)           Except as would not, individually or in the aggregate, result in a material liability to Parent, all contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans or by Law within the three-year period ending on the date hereof have been made by the due date thereof (including any valid extension), and all contributions for any period commencing on the date hereof and ending on or before the Closing Date which are not yet due will have been paid or accrued in accordance with GAAP on the Balance Sheet on or prior to the Closing Date to the extent required by GAAP.

(f)           Except as would not, individually or in the aggregate, result in a material liability to Parent, there are no pending, or, to the Knowledge of the Company, threatened, actions, claims or lawsuits arising from or relating to the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form the basis for any such claim or lawsuit.

(g)           None of the Company Plans provide for post-employment life or health insurance, benefits, or coverage for any participant or any beneficiary of a participant, except as set forth in Section 3.11(a) of the Company Disclosure Schedule or as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and at the sole expense of the participant or the participant’s beneficiary.

(h)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, individually or in connection with any other event, (i) result in any payment becoming due to any current or former employee, officer, director or independent contractor or satisfies any prerequisite (whether exclusive or non-exclusive) to any payment or benefit to any such Person, (ii) increase any benefits under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such plan, (iv) require any contributions or payments to fund any obligations under any Company Plan or (v) constitute a default under the terms of any Company Plan.

(i)           Neither the Company nor any of its Subsidiaries is a party to any Contract, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.

(j)           Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to Parent, any individual who performs services for the Company or any of its Subsidiaries (other than through a Contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its Subsidiaries for federal income tax purposes by the Company is not an employee for such purposes

(k)           Except as would not, individually or in the aggregate, result in a material liability to Parent, with respect to each Company Plan that is maintained outside of the United States substantially for employees who are situated outside the United States (the “Foreign Plans”):  (i) all employer and employee contributions to each Foreign Plan required by law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices to the extent required by such accounting practices, (ii) if such Foreign Plan is intended to be funded and/or book reserved, such Foreign Plan is funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iv) except as permitted by the terms of a Foreign Plan, its applicable funding agreements and applicable Law, there has been no withdrawal of assets or any other amounts from such Foreign Plan other than proper payments of benefits to eligible beneficiaries, refunds of over-contributions to plan members and permitted payments of reasonable expenses incurred by or in respect thereof, and (v) no such Foreign Plan is the result of a merger of one or more Foreign Plans the assets of which were at the time of the merger or previously held in trust.

(l)           None of the employees of the Company or its Subsidiaries is represented in his or her capacity as an employee of the Company or any of its Subsidiaries by any labor organization.  Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or union contract with respect to any of the employees, nor recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees, nor has the Company or any of its Subsidiaries entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees.  Except as would not, individually or in the aggregate, result in a material liability to Parent:  (i) there is no union organization activity involving any of the employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, nor has there been union representation involving any of the employees of the Company or any of its Subsidiaries within the three-year period ending on the date hereof; (ii) there is no picketing pending or, to the Knowledge of the Company, threatened, and there are no strikes, work stoppages, lockouts, arbitrations, grievances or other labor disputes involving any of the employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened; (iii) there are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual; and (iv) the Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar federal, state, provincial or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, human rights, civil rights, occupation safety and health, workers’ compensation, pay equity, employment equity or employment standards.  There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within six (6) months prior to the Closing Date, except to the extent that the Company and its Subsidiaries have complied with WARN with respect to such mass layoff of plant closing, as applicable.

(m)           The representations and warranties set forth in this Section 3.11 are the Company’s sole and exclusive representations and warranties regarding employee benefits and labor matters and no other section of this Agreement will be treated as containing any express or implied representation or warranties of the Company relating to employee benefits and labor matters.

SECTION 3.12.  Environmental Matters.   Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (A) each of the Company and its Subsidiaries is (and since August 1, 2012 has been) in compliance with all applicable Environmental Laws, (B) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or any of its Subsidiaries, (C) neither the Company nor any of its Subsidiaries (i) has received any written notice alleging it is responsible for any obligation or liability, (ii) has assumed by Contract or operation of Law any obligation or liability that would reasonably expected to result in a claim against the Company or any of its Subsidiaries, or (iii) has entered into any order, settlement, judgment, injunction or decree, in each case relating to or arising under Environmental Laws, and (D) to the Knowledge of the Company, no soil or groundwater or conditions exist at any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, or any property to or at which the Company or any of its Subsidiaries transported or arranged for the disposal or treatment of Hazardous Materials, that would reasonably be expected to result in the Company or its Subsidiaries incurring Environmental Liabilities.

SECTION 3.13.  Contracts.

(a)           Except for this Agreement, each Company Plan and the contracts filed as exhibits to the Filed Company SEC Documents, Section 3.13(a) of the Company Disclosure Schedule identifies, including by reference to the Filed Company SEC Documents, as of the date hereof, (i) each Contract that would be required to be filed as an exhibit to a Registration Statement on Form S-1 under the Securities Act or an Annual Report on Form 10-K under the Exchange Act if such registration statement or report was filed by the Company with the SEC on the date hereof, and (ii) each of the following to which the Company or any of its Subsidiaries is a party:

(A) Contract that (1) purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries or Affiliates to compete in any geographic area or line of business or restrict the Persons to whom the Company or any of its Subsidiaries or Affiliates may sell products or deliver services and (2) is material to the business of the Company and its Subsidiaries, taken as a whole;

(B) partnership or joint venture agreement that relates to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(C) Contract for the acquisition, sale or lease of properties or assets (by merger, purchase or sale of stock or assets or otherwise) providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, of $2,000,000 or more and entered into since August 1, 2012, except for any such Contract entered into in the ordinary course of business consistent with past practice, any such Contract for the purchase or sale of inventory and raw materials or any such Contract that may be cancelled without material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less;

(D) Contract with any (x) Governmental Authority or (y) director or officer of the Company or any of its Subsidiaries or any Affiliate of the Company that, in the case of this clause (y) involves an amount in excess of $120,000, except for (1) any Contract among Subsidiaries of the Company or the Company and its Subsidiaries and (2) any Contract providing for employment with the Company or any of its Subsidiaries;

(E) loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, in each case, having an outstanding or committed amount in excess of $2,000,000, except for any such Contract among Subsidiaries of the Company or the Company and its Subsidiaries;

(F) derivatives, hedging and similar financing Contracts;

(G) mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than a Permitted Lien) supporting an obligation in excess of $2,000,000 on any property or assets of the Company or any of its Subsidiaries;

(H) Contract (including customer, client and supply Contracts) that involves annual consideration (whether or not measured in cash) of greater than $2,000,000, except for any such Contract entered into in the ordinary course of business consistent with past practice, any purchase order or any Contract that may be canceled, without material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less;

(I) “standstill”, voting, registration rights or similar agreement in respect of Company Common Stock;

(J) Contract that prohibits the payment of dividends or other distributions on equity securities of the Company or any of its Subsidiaries;

(K) agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, (1) pursuant to which the Company or any of its Subsidiaries grant rights to any Person with respect to any material Company Intellectual Property, and (2) pursuant to which a Person grants the Company or any of its Subsidiaries rights with respect to any material Intellectual Property Rights, excluding agreements for Software available on reasonable terms through commercial distributors or in consumer retail stores;

(M) standalone indemnification agreements in favor of directors or officers of the Company or its Subsidiaries or other third Persons;

(N) to the extent material to the business of the Company and its Subsidiaries, taken as a whole, Contract pursuant to which the Company grants a right of first refusal or first negotiation; and

(O) commitment or agreement to enter into any of the foregoing (the Contracts and other documents required to be listed on Section 3.13(a) of the Company Disclosure Schedule, together with any and all other Contracts of such type entered into following the date hereof in accordance with Section 5.2(a), each, a “Material Contract”).

The Company has heretofore made available to Parent correct and complete copies of each Material Contract in existence as of the date hereof, together with any and all amendments thereto.

(b)           Each of the Material Contracts is valid and binding on the Company and/or its Subsidiaries, as applicable, and in full force and effect and is enforceable in accordance with its terms by the Company and its Subsidiaries party thereto, subject to the Bankruptcy and Equity Exception.  Neither the Company nor any of its Subsidiaries is in default under any Material Contract, nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder by the Company and its Subsidiaries party thereto, except for such defaults as, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.  To the Knowledge of the Company, no other party to any Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, except for such defaults as, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of termination or cancellation under any Material Contract or received any notice of breach or default in any material respect under any Material Contract, which breach has not been cured.

SECTION 3.14.  Title to Properties.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has good and valid title to all properties and other assets which are reflected on the most recent consolidated balance sheet of the Company included in the Filed Company SEC Documents as being owned by the Company or its Subsidiaries or acquired after the date thereof, except for properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice and not in violation of this Agreement, free and clear of all Liens except (i) both (A) mechanics, carriers’, workmen’s’, warehousemen’s’ and other statutory liens and (B) liens for taxes, assessments and other governmental charges and levies which, in either case, (1) are not yet due and payable or may thereafter be paid without interest or penalty or (2) are being contested by the Company or one of its Subsidiaries in good faith by appropriate proceedings for which the Company has established adequate reserves, (ii) security interests, mortgages and pledges that secure indebtedness that is reflected in the most recent consolidated financial statements of the Company included in the Filed Company SEC Documents, (iii) Liens (other than Liens securing indebtedness for borrowed money), defects, easements, rights of way, covenants, restrictions and other imperfections or irregularities of title and any conditions that would be disclosed by a current, accurate survey or physical inspection that, individually or in the aggregate, do not and would not reasonably be expected to materially impair the business operations of the Company as presently conducted and (iv) zoning, building and other similar law, codes and regulations (the Liens described in clauses (i) and (ii) collectively, “Permitted Liens”).

(b)           Section 3.14(b) of the Company Disclosure Schedule sets forth a list of all leases (“Real Property Leases”) of real property or interests in real property (the “Leased Real Property”) under which the Company or any of its Subsidiaries is the tenant or subtenant and the use thereof.  True and complete copies of those Real Property Leases identified with an asterisk on Section 3.14(b) of the Company Disclosure Schedule together with all amendments, if any, thereto, entered into prior to the date hereof have been made available to Parent for review.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to each Real Property Lease listed on Section 3.14(b) of the Company Disclosure Schedule:

(i)           subject to the terms of each pertinent Lease, the Company or its Subsidiaries, as applicable, has good, valid, binding leasehold estates in the Leased Real Property;

(ii)           each of said Real Property Leases has been duly authorized and executed by the Company or a Subsidiary, as applicable, and is in full force and effect;

(iii)           all of the Leased Real Properties and buildings, fixtures and improvements thereon are suitable and sufficient in all material respects for their current uses;

(iv)           to the Knowledge of the Company, the current use of the Leased Real Properties and the improvements located thereon do not violate, in any material respect, any covenants, conditions, restrictions, reservations, easements, rights of way, or agreements affecting any Leased Real Property; and

(v)           since August 1, 2012, neither the Company nor any of its Subsidiaries has given or received written notice of any material default (including a payment default) under any of said Real Property Leases, which default continues on the date of this Agreement, and as of the date of this Agreement, and neither the Company nor any of its Subsidiaries has received written notice that an event has occurred or a circumstance exists which, with notice or the passage of time or both, as applicable, if not remedied, would give rise to such a material default by the Company or such Subsidiary, as applicable.

(c)           Neither the Company nor any of its Subsidiaries is in default or violation of, or not in compliance with, any Law or order applicable to its occupancy of the Leased Real Property, except for any defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.15.  Intellectual Property.

(a)           Section 3.15(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Intellectual Property Rights that the Company has registered with a Governmental Authority, or with respect to which the Company has filed an application for such a registration (collectively, “Registered IP”).  Section 3.15(a) of the Company Disclosure Schedule lists the jurisdictions in which each such item of Registered IP has been issued or registered or in which any application for such issuance and registration has been filed.  All necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof in connection with all Registered IP comprised of Marks and all other material Registered IP have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Governmental Authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Registered IP in full force and effect, other than where the failure to have timely paid or timely filed such fees in respect of such Registered IP would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)           The Company and/or one (1) of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has valid and continuing rights to use, sell and license, all Company Intellectual Property comprised of Marks, and all other material Company Intellectual Property.  All Company Intellectual Property comprised of Marks and all other material Company Intellectual Property owned or purportedly owned by the Company or its Subsidiaries, including all applicable Registered IP, is (i) subsisting and, to the Knowledge of the Company, valid and enforceable, and (ii) is free and clear of all Liens other than Permitted Liens.  The use, practice or other commercial exploitation of the Company Intellectual Property comprised of Marks and all other material Company Intellectual Property, in each case owned or purportedly owned by the Company or its Subsidiaries, and the operation of the Company’s and its Subsidiaries’ businesses do not infringe, constitute an unauthorized use of or misappropriate any Intellectual Property Rights of any third Person.  Neither the Company nor any of its Subsidiaries is a party to or the subject of any pending or, to the Knowledge of the Company, threatened suit, action, investigation or proceeding which involves a claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation of any Intellectual Property Rights of any Person, or challenging the ownership, use, validity, enforceability, disposal or exploitation of any Company Intellectual Property, or any products, processes or materials covered thereby in any manner.  The Company has not, since August 1, 2012 and prior to the date hereof, received written notice of any such threatened claim nor are there any facts or circumstances that would form the basis for any such claim.

(c)           Since August 1, 2012, to the Knowledge of the Company, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property, and neither the Company nor any of its Subsidiaries has made any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries) nor, to the Knowledge of the Company, is there any basis for such a claim.

(d)           To the Knowledge of the Company, no material Trade Secret has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any employee or any third Person other than pursuant to a confidentiality or non-disclosure agreement restricting the disclosure and use of the Company Intellectual Property.  The Company and its Subsidiaries have taken commercially reasonable steps necessary to protect and preserve the confidentiality of all material Trade Secrets of the Company or its Subsidiaries.

(e)           The Company and its Subsidiaries are in compliance in all material respects with all Company promulgated privacy policies and all laws, rules and regulations relating to privacy, data protection, anti-spam, personally identifiable information, and similar consumer protection laws (“Information Privacy Laws”), including with respect to the Collection and Use of Personally Identifiable Information.  The Company and its Subsidiaries have taken commercially reasonable measures to protect and maintain the privacy of such Personally Identifiable Information in accordance with the Information Privacy Laws and the Company’s and its Subsidiaries’ policies and procedures, in all material respects.  Neither the Company nor any Subsidiary of the Company has, since August 1, 2012, through the date hereof, received notice of any claims that it has violated any Information Privacy Laws or been charged with the violation of any Information Privacy Laws, and neither the Company nor any of its Subsidiaries is under investigation with respect to any violation of any Information Privacy Laws and there are no facts or circumstances that could form the basis for any such violation.

(f)           The Company and its Subsidiaries have valid and enforceable ownership, lease, or license rights in, or otherwise have valid and enforceable rights to use, all Software, hardware, databases, computer equipment and other information technology necessary for the operations of the Company’s and its Subsidiaries’ businesses (collectively, “Computer Systems”).  To the Knowledge of the Company, the Computer Systems used by the Company and its Subsidiaries have functioned consistently and accurately in all material respects since being installed.  Since August 1, 2012 through the date hereof, the Computer Systems have not failed to any material extent and the data that they process has not been corrupted.

(g)           The Company and its Subsidiaries have taken all reasonable steps in accordance with industry standards to preserve the availability, security and integrity of the Computer Systems and the data and information stored on the Computer Systems owned or exclusively controlled by the Company and its Subsidiaries, including establishment of and compliance with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality and integrity of Personally Identifiable Information stored on the Computer Systems owned or exclusively controlled by the Company and its Subsidiaries; and (ii) is designed to protect against unauthorized access to Personally Identifiable Information stored on the Computer Systems owned or exclusively controlled by the Company and its Subsidiaries. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has suffered a material security breach with respect to any Personally Identifiable Information stored on the Computer Systems owned or exclusively controlled by the Company and its Subsidiaries during the three-year period ending on the date hereof.  To the Knowledge of the Company, no material breach or violation of any security program described above has occurred or, to is threatened, and there has been no unauthorized or illegal use of or access to any Personally Identifiable Information.  As of the date hereof, neither the Company nor any of its Subsidiaries has notified, or since August 1, 2012, has been required to notify, any Person of any material information security breach involving Personally Identifiable Information.

SECTION 3.16.  Insurance and Warranties Issued.

(a)           To the Knowledge of the Company, (i) each insurance producer, managing general agent, broker, solicitor, and customer representative, including salaried employees of the Company or any of its Subsidiaries performing the duties of insurance producer, managing general agent, broker, solicitor or customer representative (collectively, “Producers”), at the time such Producer wrote, sold, produced business, solicited, served or received compensation for such services or performed such other act that may require a producer’s, solicitor’s, broker’s or other insurance license for the Company or any of its Subsidiaries, was duly licensed and appointed, where required by or under the applicable Laws of the applicable jurisdictions, as an insurance producer (for the type of business written, sold, or produced by such insurance producer, managing general agent, broker, solicitor, or customer representative) in the particular jurisdiction in which such Producer wrote, sold, produced, solicited, serviced or received compensation for such business, as may be required by or under the applicable Laws of the applicable jurisdictions, in each case, with such exceptions as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries taken as a whole and (ii) no Producer has been since August 1, 2012, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any applicable Laws applicable to the writing, sale or production of insurance for the Company or any of its Subsidiaries, in each case, with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           None of the Insurance Companies is a “commercially domiciled insurer” under the laws of any jurisdiction.

(c)           As of the date hereof, all warranties of each of the Company and its Subsidiaries are in conformity with the labeling and other requirements of applicable Laws, except where any failure to be in conformity, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.17.  Supplier Relationships.  Section 3.17 of the Company Disclosure Schedule lists the ten (10) largest suppliers or vendors of the Company based upon expenditures (each, a “Supplier”), in each case during the 12-month period ended December 31, 2013.  Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company or its Subsidiaries is engaged in any dispute with any Supplier, and, since December 31, 2013, no Supplier has terminated, cancelled or materially adversely modified, or elected in writing not to renew, its relationship with the Company or its Subsidiaries, or threatened in writing to do, or indicated that it may do, any of the foregoing.

SECTION 3.18.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), to the effect that, as of the date of this Agreement, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock (the “Fairness Opinion”).  A correct and complete copy of the Fairness Opinion will be delivered to Parent promptly after the date hereof solely for informational purposes.

SECTION 3.19.  Brokers and Other Advisors.  Except for Merrill Lynch, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.20.  State Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States applicable to the Company is applicable to the Merger or the other Transactions.

SECTION 3.21.  Foreign Corrupt Practices Act.  Since August 1, 2012, (a) the Company and its Subsidiaries, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other material applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”), and (b) neither the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any of the Company’s Affiliates, directors, officers, employees, agents or other representatives acting on the Company’s behalf have, directly or indirectly, in each case, in violation in any material respects of the Fraud and Bribery Laws (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

SECTION 3.22.  No Dividend or Distribution Restrictions.  Except for limitations imposed by applicable Laws that are applicable to insurance companies generally, as of the date hereof none of the Insurance Companies is subject to an order of or written agreement with any Governmental Authority that would be binding on any of the Insurance Companies following the Effective Time that (i) prohibits or restricts the payment of dividends or other distributions, or (ii) would result in any material restriction on its business or operations.

SECTION 3.23.  Operations Insurance.  Except as would not reasonably be expected to have a Company Material Adverse Effect, all material insurance policies maintained by the Company or any of its Subsidiaries (the “Policies”) (a) provide reasonably adequate coverage for the operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary practice in the industries in which the Company and its Subsidiaries operate and (b) are in full force and effect.  Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification, of any of the Policies.  As of the date hereof, since August 1, 2012, no notice of cancellation or termination has been received by the Company or any Subsidiary with respect to any of the Policies.

SECTION 3.24.  Canadian Operations.  (a)  The Company, together with its Affiliates (as such term is defined in the Competition Act of Canada), did not have assets in Canada as of the Balance Sheet Date that exceeded Cdn$350 million and did not have annual gross revenues from sales in, from or into Canada for the fiscal year ended July 31, 2013, that exceeded Cdn$350 million, in either case, as determined pursuant to Section 109 of the Competition Act of Canada and the applicable regulations thereunder.

(b)  Any business in Canada of the Company and its Subsidiaries is not a cultural business (as such term is defined in the Investment Canada Act).

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct except as set forth in (i) the body of (i.e., not including the exhibits) the required reports, schedules, forms, certifications, prospectuses and registration, proxy and other statements (together with all documents filed or furnished on a voluntary basis on Form 8-K) that Parent filed with, or furnished to, the SEC and that are publicly available after January 1, 2013 and prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents that are set forth under the headings “Risk Factors” or disclosure of risks set forth in any “forward−looking statements” disclaimer or any other statements that are similarly cautionary, nonspecific or predictive in nature; it being understood that any factual information contained within such headings, disclosure or statements shall not be excluded) or (ii) the disclosure schedule delivered by Parent to the Company simultaneously with the execution and delivery by Parent of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

SECTION 4.1.  Organization, Standing and Corporate Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  True and complete copies of Parent’s certificate of incorporation and by-laws, each as amended to the date of this Agreement are included in the Filed Parent SEC Documents, and Parent has made available to the Company, prior to the date of this Agreement, true and complete copies of Merger Sub’s certificate of incorporation and by-laws, each as amended to the date of this Agreement.

SECTION 4.2. Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by

Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors (and prior to the Effective Time will be adopted by Parent as the sole stockholder of Merger Sub) and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 4.3.  Governmental Approvals.  Except for (i) the filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of The New York Stock Exchange, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and (iv) the filings with insurance regulatory authorities set forth on Section 4.3 of the Parent Disclosure Schedule, no consents or approvals of, or filings, notices to or declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 4.4.  Information Supplied.  None of the information supplied (or to be supplied) in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

SECTION 4.5.  Ownership and Operations of Merger Sub.  Parent owns beneficially all of the outstanding capital stock of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 4.6.  Brokers and Other Advisors.  Except for J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

SECTION 4.7.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, there is no pending or, to the Knowledge of Parent, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, Parent or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of Parent, threatened to be imposed) upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries, by or before any Governmental Authority.

SECTION 4.8.  Certain Arrangements.  As of the date hereof, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, that relate in any way to the Company or any of its Subsidiaries, the Company Common Stock or the transactions contemplated by this Agreement or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or approve the Merger or agrees to vote against any Superior Proposal (other than the Support

Agreement) or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration.

SECTION 4.9.  Financing.  As of the Effective Time, Parent and Merger Sub will have available to them all funds necessary to consummate the Merger and to pay the aggregate Merger Consideration, all other cash amounts required to be paid in connection with the Merger and all fees and expenses required to be paid in connection with the Financing.

SECTION 4.10.  No Ownership of Company Common Stock.  As of the date of this Agreement, none of Parent, Merger Sub or any of their controlled Affiliates beneficially owns, directly or indirectly, or is the record holder of any shares of Company Common Stock or any option, warrant or other right to acquire any shares of Company Common Stock.

SECTION 4.11.  Canadian Operations.  Parent, together with its Affiliates (as such term is defined in the Competition Act of Canada), did not have assets in Canada as of February 1, 2014, that exceeded Cdn$50 million and did not have annual gross revenues from sales in, from or into Canada for the fiscal year ended February 1, 2014, that exceed Cdn$50 million, in either case, as determined pursuant to Section 109 of the Competition Act of Canada and the applicable regulations thereunder.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.1.  Preparation of the Proxy Statement; Stockholder Meeting.

(a)           As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement and Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after resolving any comments received from the SEC.  No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, without providing Parent a reasonable opportunity to review and comment thereon; provided, however, that the foregoing shall not apply with respect to filings, amendments or supplements by the Company in compliance with Section 5.3 relating to a Takeover Proposal, a Superior Proposal, a Company Adverse Recommendation Change or any matters relating thereto.  If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.

(b)           The Company shall, as soon as reasonably practicable following the initial filing with the SEC of the Proxy Statement or, if the SEC has provided comments on the Proxy Statement, as soon as reasonably practicable following the date the SEC confirms that it has no further comments on the Proxy Statement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval.  Subject to Section 5.3(c) hereof, the Company shall, through its Board of Directors, recommend to its stockholders adoption of this Agreement (the “Company Board Recommendation”).  The Proxy Statement shall include a copy of the Fairness Opinion and (subject to Section 5.3(c) hereof) the Company Board Recommendation.  Notwithstanding anything in this Agreement to the contrary, the Company may postpone or adjourn the Company Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, if the Company determines in good faith such postponement or adjournment is necessary or advisable to obtain such Company Stockholder Approval, (ii) for the absence of quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure which the Company has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Stockholder Meeting.

SECTION 5.2.  Conduct of Business.

(a)           Except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course consistent with past practice, and (y) to the extent consistent with the foregoing, use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time.  Without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed):

(i)           (A) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests, provided that (x) the Company may issue shares of Company Common Stock upon the exercise of options granted under the Company Stock Plans and the settlement of Warrants, Restricted Stock Units and Deferred Stock Units, in each case, that are outstanding on the date of this Agreement and in accordance with the terms thereof or granted pursuant to Section 5.2(a)(viii) of the Company Disclosure Schedule, (y) the Company may issue equity interests, options and other rights in accordance with Section 5.2(a)(viii) of the Company Disclosure Schedule and (z) capital stock, voting securities or equity interests of the Company’s Subsidiaries may be (1) issued to the Company or a direct or indirect wholly owned Subsidiary of the Company and (2) pledged to the extent required under the Company’s existing credit agreements listed on Section 3.13(a) of the Company Disclosure Schedule; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, except in connection with the forfeiture of any awards granted under any Company Stock Plan or the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such (other than dividends by a direct or indirect wholly owned U.S. Subsidiary of the Company to its parent); (D) split, combine, subdivide or reclassify any shares of its capital stock; or (E) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract, in each case, except as provided in this Agreement;

(ii)           except as contemplated in Section 5.2(a)(ii) of the Company Disclosure Schedule, incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than (A) revolving credit borrowings by the Company and the other borrowers under the existing credit agreement listed as Item 1 on Section 3.13(a)(i) of the Company Disclosure Schedule (the “Existing Revolver Facility”) and issuances of letters of credit thereunder in the ordinary course of business in amounts not in excess of $500,000,000 in the aggregate outstanding at any time under the Existing Revolver Facility and guarantees of such borrowings to the extent required under the terms of such Existing Revolver Facility, and (B) borrowings from or guarantees among the Company and the direct and indirect wholly owned Subsidiaries of the Company in the ordinary course of business consistent with past practice;

(iii)           sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) other than a Permitted Lien, any of its properties or assets (including securities of Subsidiaries) with a fair market value in excess of $2,000,000 individually or $15,000,000 in the aggregate to any Person, except (A) sales or other dispositions of inventory in the ordinary course of business consistent with past practice (including in connection with, but not limited to, store relocations, closings and remodels), (B) pursuant to Contracts in force at the date of this Agreement and listed on Section 5.2(a)(iii) of the Company Disclosure Schedule, (C) dispositions of obsolete, surplus or worn out assets or assets that are no longer useful to the conduct of the business of the Company, (D) voluntary termination or surrender of Real Property Leases in the ordinary course of business, (E) settlement of claims permitted under clause (xiii) below, (F) transfers among the Company and its Subsidiaries, or (G) sales or dispositions of investment assets by Insurance Companies in the ordinary course of business;

(iv)           make any capital expenditure or expenditures which (A) involves the purchase of real property or (B) is in excess of $2,000,000 individually or $15,000,000 in the aggregate, except for any such capital expenditures provided for in the Company’s 2014 Capital Expenditure Plan or 2015 Capital Expenditure Plan set forth in Section 5.2(a)(iv) of the Company Disclosure Schedule;

(v)           directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division or business of any Person or, (B) except in the ordinary course of business consistent with past practice, any assets (excluding inventory acquired in the ordinary course of business), in each case, for aggregate consideration in excess of $15,000,000;

(vi)           except for Real Property Leases entered into, amended, extended, renewed, assigned, subleased, surrendered or terminated in the ordinary course of business consistent with past practice (A) enter into, terminate or amend any Material Contract, other than in the ordinary course of business, consistent with past practice, (B) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions or (C) release any Person from, or modify or waive any provision of, any standstill or similar agreement, or any material standalone confidentiality agreement in favor of the Company;

(vii)           make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business (other than, in the case of the Insurance Companies, investments in the ordinary course of business consistent with past practice);

(viii)           Except as required pursuant to (1) applicable Law or (2) the terms of any Company Plan in existence as of the date of this Agreement, (A) increase in any manner the salary or other compensation of any current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries, other than increases to current officers and employees in the ordinary course of business consistent with past practice in both amount and timing so long as such increases do not, in the aggregate, exceed three percent (3%) of all such officers’ and employees’ annual base salaries and wages as of the date of this Agreement, (B) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any current or former director, officer, employee, or consultant, (C) make any loan to any current or former director, officer, employee, or consultant, or (D) enter into, establish, amend or terminate any Company Plan (or plan, program, agreement, policy, practice, or arrangement that would be a Company Plan if in existence as of the date hereof); provided, however, that the foregoing clauses (A) and (D) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees below the level of vice president (“Non-Officer Employees”) or in connection with the promotion based on job performance or workplace requirements of a Non-Officer Employee to a position below the level of vice president, in each case, in the ordinary course of business consistent with past practice, compensation and benefits (excluding equity grants and any incentive compensation other than annual cash-based incentive compensation plans) that are comparable with the compensation and benefits provided to newly hired or promoted Non-Officer Employees in similar positions;

(ix)           enter into, establish, amend or terminate any collective bargaining or other labor agreement or arrangement, except as required by applicable Law;

(x)          (A) make, change or revoke any material election concerning Taxes or Tax Returns, file any material amended Tax Return, enter into any material closing agreement pursuant to Section 7121 of the Code (or any similar provision of Law), file any Tax Return unless such Tax Return shall have been prepared consistent with past practice, settle any Tax claims or assessments that require payment in excess of $1,000,000 in any single instance or $5,000,000 in the aggregate, surrender any right to claim a refund of Taxes or obtain any Tax ruling or (B) become a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether written or oral) involving the Company or any of its Subsidiaries;

(xi)           make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP, SAP or applicable Law;

(xii)           amend the Company Charter Documents or the Subsidiary Documents;

(xiii)           adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of the Company);

(xiv)           pay, discharge, settle or satisfy any claims, litigation, proceedings, investigations, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations (A) that require payment by the Company or any of its Subsidiaries of cash amounts that are reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents or (B) to the extent in excess of and/or not covered by clause (A), that do not exceed $2,000,000 in any single instance or $15,000,000 in the aggregate, (except for any claim, litigation, proceeding, investigation, liability or obligation relating to Taxes, which shall be exclusively governed by Section 5.2(x)), (C) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole, (D) that do not relate to the Transactions contemplated hereby, (E) that do not involve the issuance by the Company of equity or voting interests or (F) by Insurance Companies in the ordinary course of business;

(xv)           sell, assign, transfer, convey, license, sublicense, covenant not to assert, abandon, allow to lapse, lease or otherwise dispose of (A) any Company Intellectual Property comprised of Marks, or (B) any other material Company Intellectual Property, in each case except in the ordinary course of business consistent with past practice;

(xvi)           make any material change in the underwriting, claims, administration, pricing, reserving or reinsurance practices of any Insurance Company, except as required by applicable Law, GAAP or SAP or changes in the interpretation or enforcement thereof; or

(xvii)           agree, in writing or otherwise, to take any of the foregoing actions.

(b)           None of Parent, Merger Sub or (subject to Section 5.3) the Company shall knowingly take or permit any of their respective Subsidiaries to take any action that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Merger and the other transactions contemplated hereby.

SECTION 5.3.  No Solicitation.

(a)           The Company shall, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and use reasonable best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, its Subsidiaries or Representatives.  The Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly (i) solicit, initiate or knowingly cause, facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute any Takeover Proposal or (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal; provided, however, that if at any time prior to obtaining the Company Stockholder Approval, the Company receives a written Takeover Proposal in circumstances not involving a breach of this Section 5.3, (i) the Company and its Representatives may contact the Person making such Takeover Proposal solely to clarify the terms and conditions thereof, and (ii) if the Board of Directors of the Company determines in good faith, after receiving advice from its outside counsel and its financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may, at any time prior to obtaining the Company Stockholder Approval (but in no event after obtaining the Company Stockholder Approval) and after providing Parent not less than 24 hours written notice of its intention to take such actions (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, but only after such Person enters into an Acceptable Confidentiality Agreement; provided the Company advises Parent of its delivery of non-public information to such Person concurrently with its delivery to such Person and promptly following its delivery to such Person the Company delivers to Parent all such information not previously provided to Parent, and (B) participate in discussions and negotiations with such Person regarding such Takeover Proposal.  Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by the Company.  The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.

(b)           In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any Takeover Proposal is received by the Company or any of its Subsidiaries, and shall, in any such written notice to Parent, indicate the identity of the Person making such Takeover Proposal and the terms and conditions of such Takeover Proposal (and include a copy of any written Takeover Proposal where applicable), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such Takeover Proposal (and the Company shall provide Parent with copies of any additional material written materials received that relate to such Takeover Proposal).

(c)           Except as expressly permitted by Section 5.3(d), neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation or the approval or declaration of advisability by such Board of Directors of this Agreement and the Transactions (including the Merger), (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (C) fail to reject any Takeover Proposal that is a tender offer or exchange offer within ten (10) Business Days of the commencement thereof (including by taking no position with respect to the acceptance by the Company’s stockholders of a tender offer or exchange offer) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”, it being understood that a customary “stop, look and listen” communication by the Board of Directors of the Company or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not, in and of itself, constitute a Company Adverse Recommendation Change) or (ii) approve, cause or authorize the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(a)).

(d)           Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval (but in no event after obtaining the Company Stockholder Approval) the Board of Directors of the Company and any committee thereof may (i) make a Company Adverse Recommendation Change only in response to (A) the Company receiving a written Takeover Proposal that constitutes a Superior Proposal in circumstances not involving a breach of this Section 5.3 or (B) an Intervening Event or (ii) cause the Company to terminate this Agreement and, concurrently with or immediately after such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, which proposal did not result from any breach of this Section 5.3, if and only if, in all cases (x) such Board of Directors determines in good faith, after consulting with and receiving advice from outside counsel and financial advisors, that the failure to make such Company Adverse Recommendation Change or effect such termination would constitute a breach by the Board of Directors of the Company of its fiduciary duties to the Company’s stockholders under Delaware Law and (y) the provisions of Section 5.3(e) are complied with.

(e)           (1) No Company Adverse Recommendation Change may be made in response to a Superior Proposal or Intervening Event and (2) no termination of this Agreement in accordance with Section 5.3(d) may be made (x) until the fourth Business Day specified below following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to, in the case of clause (1), make such Company Adverse Recommendation Change (a “Company Adverse Recommendation Notice”), or in the case of clause (2), terminate this Agreement in accordance with Section 5.3(d) (a “Notice of Superior Proposal”), which notice shall specify (I) in the case of such an action taken in connection with a Superior Proposal, the terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and the documents with respect to any financing of such Superior Proposal provided to the Company in respect thereof), or (II) if the basis of the proposed action by the Board of Directors of the Company is an Intervening Event, a description of the Intervening Event, and (y) unless the Company shall have (A) during the four (4) Business Day period specified above (and any additional period related to a revision to the Superior Proposal, as provided below), negotiated, and caused its financial and legal advisors to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Company Adverse Recommendation Notice that is not related to a Superior Proposal, so that the failure to make such Company Adverse Recommendation Change is no longer a breach by the Board of Directors of the Company of its fiduciary duties to the stockholders under Delaware Law); and (B) prior to or concurrently with a termination of this Agreement pursuant to Section 5.3(d), paid the Company Termination Fee required under Section 7.3(a)(iii).

The parties agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Adverse Recommendation Notice or Notice of Superior Proposal and an additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith if Parent indicates to the Company that it desires to negotiate the terms of this Agreement, and (ii) the Company shall take into account all changes to the terms of this Agreement proposed by Parent in determining whether such Takeover Proposal continues to constitute a Superior Proposal.  The Company shall promptly keep Parent informed of all material developments affecting the terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional material written materials received that relate to such Superior Proposal).

(f)           Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with its outside counsel) that failure to do so would be a breach of its fiduciary duties to the stockholders under applicable Law; provided that this Section 5.3(f) shall not in any way eliminate or modify the effect that any such action would otherwise have under this Agreement, including that the taking of such action may constitute a breach of another provision of this Section 5.3 (unless at the time of the taking of any such action under this Section 5.3(f), the Board of Directors of the Company publicly reaffirms its Company Board Recommendation to its stockholders in favor of the Merger).

SECTION 5.4.  Reasonable Best Efforts.

(a)           Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions.  For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)           In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable and in any event, unless otherwise agreed by the parties, within ten (10) Business Days of the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c)       Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other parties informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other parties on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions. Each of Merger Sub, Parent and the Company agree not to participate in substantive meetings or discussions, either in person or by telephone, with any Governmental Authority in connection with the proposed transactions unless, to the extent reasonably practicable, it consults with the other parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other parties the opportunity to attend and participate.

(d)           In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions; in this context “reasonable best efforts” shall include, (i) defending any lawsuits or other legal proceedings, whether judicial or administrative, that challenge this Agreement, the Merger or any other transaction contemplated hereby; (ii) avoiding the entry of and seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order or other restraint entered by any court or other Governmental Authority; (iii) divesting, disposing of, leasing, licensing or transferring any assets or entities; (iv) entering into hold-separate agreements (each of the actions described in clauses (iii) and (iv), a “Remedial Action”); and (v) proposing or agreeing to do or permitting to be done any of the foregoing, in each case as may be required in order to cause the conditions to Closing to be satisfied as promptly as reasonably practicable; provided, however, that notwithstanding anything to the contrary in this Agreement, Parent and its Subsidiaries shall not be required to sell, divest, dispose, license, lease, operate, conduct in a specified manner, hold separate or discontinue or restrict or limit, before or after the Closing Date, any assets, liabilities, businesses, product lines, licenses, operations, or interest in any assets or businesses, that would, individually or in the aggregate, result in a Burdensome Condition on the business of the Company and its Subsidiaries, taken as a whole, or the business of Parent and its Subsidiaries, taken as a whole.  Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on the Company’s business at the request of a Governmental Authority in connection with its review of the Transaction under an applicable Antitrust Law (such consent to be granted in accordance with the immediately preceding sentence).

One or more Remedial Actions shall constitute a “Burdensome Condition” if and to the extent such Remedial Actions, individually or in the aggregate with all other Remedial Actions taken together, would result  in (i) the loss of  revenues of  the Company in excess of $135.0 million, as measured by the Company’s fiscal year 2013 revenue and as reported in the Company’s audited financial statements for such year, or (ii) the loss of sales of Parent in excess of $135.0 million, as measured by Parent’s fiscal year 2013 sales and as reported in Parent’s audited financial statements for such year, or (iii) the combination of losses of revenues contemplated in clause (i) and sales contemplated in clause (ii) in excess of $135.0 million in the aggregate.

SECTION 5.5.  Financing.

(a)           Prior to the Closing, the Company shall provide, shall cause the Subsidiaries of the Company and its and their respective officers and employees to provide, and shall use reasonable best efforts to cause its and their respective Representatives to provide, on a timely basis, all cooperation that is reasonably requested by Parent and customary in connection with the arrangement of the Financing, including using its reasonable best efforts to (i) facilitate the execution and delivery of definitive financing, pledge, security and guarantee documents (which documents shall only be required to become effective with regard to the Company and its Subsidiaries as of the Closing Date) and the provision of guarantees and security and the performance of the other obligations thereunder; (ii) promptly provide all financial and other information regarding the Company and the Subsidiaries of the Company as may be reasonably requested by Parent in order to consummate the Financing, including such information that would be required in a registration statement on Form S-3 for an offering registered under the Securities Act (which shall include all financial statements of the Company and its Subsidiaries that would be required under Rule 3-05 of Regulation S-X, and all financial data of the Company and its Subsidiaries that would be required in order to prepare pro forma financial statements under Article 11 of Regulation S-X, assuming the Merger had been completed and without giving effect to any grace periods permitted for providing such information); (iii) provide customary certificates, opinions and other documents and instruments, and take all necessary corporate action, relating to the Financing; (iv) obtain customary authorization letters, accountants’ comfort letters (including negative assurance), and accountants’ consent letters, as may be reasonably requested by Parent; (v) cooperate with Parent to obtain surveys and title insurance as may be reasonably requested by Parent; (vi) cause its senior officers to be available, upon reasonable advance notice, to participate in a reasonable number of informational meetings, due diligence sessions, sessions and presentations with lenders and rating agencies and road show meetings in connection with the Financing; (vii) cooperate with Parent and Parent’s efforts to obtain customary corporate, facilities and securities ratings; (viii) provide customary authorization letters to the lenders and agents in respect of the Financing authorizing the distribution of information to prospective lenders and containing a representation to such financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or its or their securities; (ix) reasonably assist Parent and its financing sources in the preparation of all offering documents, an offering memorandum or prospectus and other marketing and rating agency materials for the Financing and reasonably cooperate with any due diligence investigation of the Company and its Subsidiaries in connection with the Financing; and (x) furnish, for no fee, to the Financing Sources (upon the request of the Financing Sources) an electronic version of the Company’s trademarks, service marks and corporate logo for use in marketing materials for the purpose of facilitating the Financing (the “License”); provided, however, that the License shall be used solely for the purpose described above and may not be assigned or transferred by such Financing Sources. Notwithstanding anything in this Agreement to the contrary, none of the Company or any of its Subsidiaries shall be required to (A) pay any commitment or other similar fee or incur any other liability or obligation of any kind, including under any guarantee or pledge or any other document relating to the Financing, in connection with the Financing prior to the Closing Date or (B) enter into any binding agreement or commitment, or adopt any resolution or otherwise take any corporate or similar action, in connection with the Financing that is not conditioned on the occurrence of the Closing Date. The cooperation requested of the Company and its Subsidiaries shall not unreasonably interfere with ongoing operations of the Company and its Subsidiaries or otherwise materially impair the ability of any officer or executive of the Company to carry out its duties to the Company. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.5 and shall indemnify and hold harmless the Company, the Subsidiaries of the Company and their respective directors and other Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information used in connection therewith (except with respect to information provided by the Company or any of its Subsidiaries), and any action taken by any of them at the request of Parent or Merger Sub pursuant to this Section 5.5(a), except, in each case, to the extent such losses, damages, claims, costs or expenses arose from the gross negligence, willful misconduct or bad faith of the Company or any of its Subsidiaries.

(b)           All non-public or otherwise confidential information regarding any party obtained by the other parties hereto pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that upon prior notice to the Company, Parent and Merger Sub shall be permitted to disclose such information to potential sources of capital, rating agencies, prospective lenders and investors and their respective Representatives in connection with the Financing so long as such Persons agree to be bound by the Confidentiality Agreement or other customary confidentiality undertakings reasonably satisfactory to the Company and of which the Company shall be a beneficiary.

(c)           With respect to any outstanding indebtedness of the Company or any of the Subsidiaries of the Company set forth on Section 5.5(c) of the Company Disclosure Schedules, (i) the Company shall, or shall have caused its Subsidiaries to, use reasonable best efforts to deliver all notices and take other actions required to facilitate the termination of commitments in respect of such indebtedness, repayment in full of all obligations in respect of such indebtedness and release of any Liens and guarantees in connection therewith on the Closing Date and (ii) no later than one (1) Business Day prior to the Closing Date, the Company shall, or shall have caused its Subsidiaries to, use reasonable best efforts to furnish to Parent customary payoff letters with respect to such indebtedness (each, a “Payoff Letter”) in substantially final form and in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which such indebtedness is owed, or the applicable agent, trustee or other representative on behalf of such Persons, which Payoff Letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such indebtedness as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the assets of the Company or any of its Subsidiaries or otherwise on the business of the Company shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such indebtedness, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit or similar indebtedness.

SECTION 5.6.  Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company.  Thereafter, neither the Company nor Parent or Merger Sub shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange or The New York Stock Exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other parties); provided, however, that the Company need not consult Parent in connection with the matters referred to in Section 5.3, including any press release or public statement to be issued or made in order to effect a Company Adverse Recommendation Change made in accordance with Section 5.3, and Parent need not consult the Company in, or in connection with, responding to any Company Adverse Recommendation Change.

SECTION 5.7.  Access to Information; Confidentiality.  The Company and its officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, shall afford to Parent and its Representatives and Financing Sources, upon reasonable notice, reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of the Company’s and its Subsidiaries’ properties, books and records and to those employees of the Company or its Subsidiaries, as applicable, to whom such persons reasonably request access, and, during such period, the Company shall furnish, as promptly as reasonably practicable to such persons all information concerning the Company’s and its Subsidiaries’ business, properties and personnel as such persons may reasonably request.  Parent, its Representatives and Financing Sources shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and its Subsidiaries.  The Company and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Returns and in determining the optimal structure for the Surviving Corporation and its Subsidiaries after the Merger. Notwithstanding the foregoing, neither the Company or any of its Subsidiaries shall be required to provide access to or disclose information if the Company reasonably determines that such access or disclosure would (i) jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or the protections of the work-product doctrine, (ii) contravene any Law or violate a Contract to which the Company or any of its Subsidiaries is a party, or (iii) expose the Company to risk of liability for disclosure of sensitive or personal information; provided that, in any such case, the Company or its Subsidiary, as applicable, shall provide such information in redacted form as necessary to preserve such privilege or comply with such Law or otherwise make appropriate substitute disclosure arrangements, to the extent possible. Except for disclosures expressly permitted by the terms of the confidentiality letter agreement dated as of December 20, 2013, between Parent and the Company (as such agreement may be amended from time to time, the “Confidentiality Agreement”), each of the Company and Parent shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the other party or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained by any Person in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by any party hereto.

SECTION 5.8.  Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions.

SECTION 5.9.  Indemnification and Insurance.

(a)           From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify the individuals who at or prior to the Effective Time were directors or officers of the Company or of a Subsidiary of the Company (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent (A) required by the Company Charter Documents, the Subsidiary Documents, and each other Contract with the Company or any of its Subsidiaries providing for indemnification of such Indemnitee, in each case as in effect on the date of this Agreement, (B) permitted under applicable Law.

(b)           The Company may (or at the request of Parent, shall use commercially reasonable efforts to) obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such for six (6) years from the Effective Time, covering each such person on terms with respect to coverage and amounts and containing terms and conditions that are not less advantageous than the policies currently in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend per year of coverage more than 250% of the amount currently expended by the Company per year of coverage as of the date of this Agreement (the “Maximum D&O Amount”) to maintain or procure such “tail” insurance policies. In the event the Company does not obtain such “tail” insurance policies, then, Parent shall cause the individuals serving as officers and directors of the Company immediately prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has heretofore been delivered to Parent) to be covered for a period of six (6) years from the Effective Time by such policy (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall Parent be required to expend per year of coverage more than the Maximum D&O Amount. If notwithstanding the use of reasonable best efforts to do so, Parent or the Company, as applicable, is unable to maintain or obtain the insurance called for by this paragraph, Parent or the Company, as applicable, shall obtain as much comparable insurance as available for the Maximum D&O Amount. The Indemnitees may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

(c)           The Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9.  The provisions of this Section 5.9 are intended to be for the benefit of each Indemnitee and his or her heirs and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents or under those Contracts disclosed on Section 5.9 of the Company Disclosure Schedules.  The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnitee has consented in writing to such termination or modification.

(d)           The Company shall use reasonable best efforts to obtain, no later than April 30, 2014, supplemental insurance policies to its existing employment practices liability insurance policies, in form and substance (including as to coverage amounts and coverage periods) reasonably acceptable to Parent (the “Tail Policies”), in order to insure against events occurring on or prior to the Closing; provided, that in no event shall the Company be required to expend per year of coverage more than $1,000,000 (the “Maximum EPL Amount”) to maintain or procure insurance coverage pursuant hereto.  If, notwithstanding the use of reasonable best efforts to do so, the Company is unable to maintain or obtain the insurance called for by this paragraph, the Company shall obtain as much comparable insurance as available for the Maximum EPL Amount.

(e)            In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.9.

SECTION 5.10.  Securityholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior consent (such consent not to be unreasonable withheld, conditioned or delayed).

SECTION 5.11.  Fees and Expenses.  Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement, the Support Agreement, the Merger and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 5.12.  Section 16 Matters.  Prior to the Effective Time, the Company and Parent shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.13.  Employee Matters.

(a)           For a period of six months after the Effective Time (the “Continuation Period”), Parent shall provide, or cause to be provided to each employee of the Surviving Corporation or any of its Subsidiaries who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (collectively, the “Continuing Employees”), while employed, (i) a rate of base salary or wages, and target cash bonus opportunity (but excluding, for the avoidance of doubt, equity and equity based compensation) that is no less favorable than the rate of base salary or wages, and target cash bonus opportunity provided to such Continuing Employee by the Company immediately prior to the Effective Time, and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided under the Company Plans to the Continuing Employees immediately prior to the Effective Time; provided, however, that the foregoing shall not limit or restrict the Parent or any of its Subsidiaries or Affiliates (including the Surviving Corporation) from modifying or amending a Continuing Employee’s compensation or benefit entitlements in connection with adjustments in the position, duties, and/or responsibilities of such Continuing Employee in the ordinary course of business.

(b)           With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Parent or any of its Subsidiaries following the Closing Date and in which any of the Continuing Employees participate (the “Parent Plans”), for purposes of determining eligibility to participate, level of benefits, and vesting (but not for accrual of benefits other than determining the level of vacation, paid-time-off and severance), each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent or any of its Subsidiaries if and to the extent such service was recognized under the comparable Company Plan immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)           Parent shall waive, or cause to be waived, in the year in which the Closing Date occurs, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any employee welfare benefit plan maintained by Parent or any of its Affiliates in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time if and to the extent such conditions and exclusions were satisfied or did not apply to such Continuing Employee under the comparable Company Plan immediately prior to the Effective Time.  Parent shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant employee welfare benefit plans in which they will be eligible to participate from and after the Effective Time, to the extent credited under the employee welfare benefit plans that are Company Plans maintained by the Company prior to the Effective Time.

(d)           Notwithstanding anything to the contrary in this Section 5.13, with respect to any Continuing Employees based outside of the United States, Parent’s obligations under this Section 5.13 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are situated.

(e)           This Section 5.13 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.13, express or implied, is intended to confer upon any other Person (including for the avoidance of doubt any current or former directors, officers, employees, contractors or consultants of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 5.13, including any right in respect of continued employment with the Parent or any of its Subsidiaries or Affiliates (including the Surviving Corporation) for any period of time.  Nothing herein shall be construed as an amendment to any Company Plan or plan, program, policy, agreement, arrangement or understanding of Parent.

SECTION 5.14.  Termination of Certain Agreements.  If requested by Parent no later than five (5) Business Days prior to Closing, the Company shall, conditioned on and effective as of the occurrence of the Closing Date, terminate the interest rate swap and hedging arrangements set forth on Section 5.14 of the Company Disclosure Schedule.

SECTION 5.15.  Required Actions The Company shall, promptly upon receipt thereof, deliver to Parent the document set forth on Section 5.15 of the Company Disclosure Schedule.

ARTICLE VI

Conditions Precedent

SECTION 6.1.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company;

(b)           Antitrust and Governmental Authorizations.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and

(c)           No Injunctions or Restraints.  No Law, temporary restraining order, preliminary or permanent injunction, order, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

SECTION 6.2.  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.2(a) (Capitalization) shall be true and correct, except for any de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.1(a) (Organization, Standing and Corporate Power) and the first sentence of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, (iii) the representations and warranties of the Company contained in the first three sentences of Section 3.2(b) (Capitalization), Section 3.2(c) (Capitalization), Section 3.3(a) (Authority; Noncontravention; Voting Requirements), Section 3.19 (Brokers and Other Advisors) and Section 3.20 (State Takeover Statutes) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

SECTION 6.3.  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect; and

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

SECTION 6.4.  Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, Merger Sub’s, and (b) in the case of Merger Sub, Parent’s) failure to use its reasonable best efforts to consummate the Merger and the other Transactions, including as required by and subject to Section 5.4.

ARTICLE VII

Termination

SECTION 7.1.  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)           by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

(b)           by either of the Company or Parent:

(i)           if the Merger shall not have been consummated on or before February 19, 2015 (as such date may be extended pursuant to Section 8.8, the “End Date”), provided, that, in the event that the Marketing Period has commenced, but Closing has not yet occurred, then the End Date shall automatically be extended to the date that is five (5) Business Days following the then scheduled end date for the Marketing Period; provided further, however, that (x) if, on the End Date, any of the conditions to Closing set forth in Section 6.1(b) or 6.1(c) relating to a Restraint in respect of an Antitrust Law shall not have been satisfied or (to the extent permitted by applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the End Date shall, without any action on the part of the parties hereto, be extended to the fifteen-month anniversary of the date hereof, or such earlier date as may be agreed in writing by Parent and the Company and (y) the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party whose failure to perform any of its obligations under this Agreement has been a principal cause of the failure of the Merger to be consummated on or before the End Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii)           if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party whose failure to perform any of its obligations under this Agreement has been a principal cause of the entry of, or the failure to remove, such Restraint;

(iii)           if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c)           by Parent:

(i)           if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured, by the Company within sixty (60) calendar days following receipt of written notice from Parent of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii)           if (A) the Company shall have (1) materially breached its obligations under Section 5.1 by failing to hold the Company Stockholders Meeting or (2) materially breached the Company’s agreement not to solicit in Section 5.3(a) or (B) prior to receipt of the Company Stockholder Approval, a Company Adverse Recommendation Change shall have occurred; or

(d)           by the Company,

(i)           if either Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent or Merger Sub set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by Parent or Merger Sub within sixty (60) calendar days following receipt of written notice from the Company of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)           in accordance with Section 5.3(d).

SECTION 7.2.  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of the first sentence of Section 3.19, the penultimate sentence of Section 5.7, Sections 5.11, 7.2 and 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) as liability may exist pursuant to the Sections specified in the immediately preceding parenthetical that survive such termination, and (ii) nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.

SECTION 7.3.  Termination Fees.

(a)           In the event that:

(i)           (A) a bona fide Takeover Proposal shall have been made directly to the Company’s stockholders generally or any Person shall have publicly announced (and not withdrawn) (whether or not conditional) a Takeover Proposal after the date hereof and prior to the Company Stockholders Meeting, and thereafter, (B) (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) (other than as a result of the failure of the conditions to Closing set forth in Section 6.1(b) or 6.1(c) as it relates to a Restraint in respect of an Antitrust Law) or 7.1(b)(iii) or (ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i), and (C) the Company enters into a definitive agreement with respect to, or consummates, a Takeover Proposal within twelve (12) months of the date this Agreement is terminated; or

(ii)           this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii)           this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then in any such event under clause (i), (ii), or (iii) of this Section 7.3(a), the Company shall pay to Parent a termination fee of $26.7 million in cash (the “Company Termination Fee”) less the amount of Expenses previously paid by the Company to Parent pursuant to the next paragraph.

In the event that a bona fide Takeover Proposal shall have been made directly to the Company’s stockholders generally or any Person shall have publicly announced (and not withdrawn) (whether or not conditional) a Takeover Proposal after the date hereof and prior to the Company Stockholders Meeting, and thereafter this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent all of the Expenses of Parent and Merger Sub in an amount not exceeding $12,500,000 and thereafter the Company shall be obligated to pay to Parent the Company Termination Fee (less the amount of Expenses previously actually paid to Parent pursuant to this sentence) in the event such fee is payable pursuant to Section 7.3.  As used herein, “Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to a party hereto and its Affiliates), incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the filing of any required notices under applicable Antitrust Laws or other regulations in connection with the Transactions and all other matters related to the Merger and the other Transactions. For purposes of this Section 7.3(a), the term “Takeover Proposal” shall have the meaning assigned to such term, except that the references to “20% or more” shall be deemed to be references to “50% or more”.

(b)           Any payment required to be made pursuant to clause (i) of Section 7.3(a) shall be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by a Takeover Proposal (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment following such event); any payment required to be made pursuant to clause (ii) of Section 7.3(a) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 7.1(c)(ii) (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment following such termination); and, in circumstances in which Expenses are payable, such payment shall be made to Parent not later than two (2) Business Days after delivery to the Company of an itemization setting forth in reasonable detail all Expenses of Parent and Merger Sub (which itemization may be supplemented and updated from time to time by such party until the 60th day after such party delivers such notice of demand for payment).  All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Parent.

(c)           The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.  In the event the Company Termination Fee is payable under the circumstances set forth in Section 7.3(a), the right of payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or affiliates for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated.

(d)           In the event that (i) this Agreement is terminated by either Parent or the Company (A) pursuant to Section 7.1(b)(i) and, at the time of such termination, any of the conditions to the Closing set forth in Section 6.1(b) or 6.1(c) (if such Restraint is in respect of an Antitrust Law) shall not have been satisfied or (B) pursuant to Section 7.1(b)(ii) (as a result of a Restraint under Antitrust Laws), (ii) the failure of one or more of the conditions in Section 6.1(b) or 6.1(c) (as a result of a Restraint under Antitrust Laws) is not caused by the failure of the Company to perform in all material respects its obligations under Section 5.4 and (iii) the conditions set forth in (A) Section 6.1(a) shall have been satisfied, (B) Section 6.2(a) shall have been satisfied as if the Closing would have occurred on the date of such termination, and (C) Section 6.2(b) shall have been satisfied (other than with respect to the obligations that by their nature are to be satisfied at the Closing, and were capable of being satisfied or would have been satisfied if the Closing would have occurred on the date of such termination), then Parent shall pay to the Company a termination fee of $53.4 million in cash (the “Parent Termination Fee”).

(e)           Any payment required to be made pursuant to Section 7.3(d) shall be made to the Company promptly following termination of this Agreement (and in any event not later than two (2) Business Days after delivery to Parent of notice of demand for payment following such termination).  Such payment shall be made by wire transfer of immediately available funds to an account to be designated by the Company.  In the event the Parent Termination Fee is payable under the circumstances set forth in Section 7.3(d), the right of such payment shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent and any of its former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or affiliates for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated.

(f)           In the event that the Company or Parent shall fail to pay the Company Termination Fee and/or Expenses or Parent Termination Fee required pursuant to this Section 7.3 when due, as applicable, such fee and/or Expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or Expenses, as the case may be, becomes past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate plus four percent (4%).  In addition, (i) if the Company shall fail to pay the Company Termination Fee and/or Expenses, as the case may be, when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or Expenses, as the case may be, and (ii) if Parent shall fail to pay the Parent Termination Fee when due, Parent shall also pay to the Company all of the Company’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee.  Parent and the Company each acknowledges that the fees, Expenses and the other provisions of this Section 7.3 are an integral part of the Transactions and that, without these agreements, neither Parent nor the Company would enter into this Agreement.

ARTICLE VIII

Miscellaneous

SECTION 8.1.  No Survival, Etc.  Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information provided or made available shall be deemed to be disclosed in this Agreement or in the Company Disclosure Schedule, except to the extent actually set forth herein or therein.  The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.9 and 5.11 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

SECTION 8.2.  Amendment or Supplement.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Transactions by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.  Notwithstanding anything herein to the contrary, Sections 8.3, 8.6, 8.7 and this Section 8.2 may not be modified, waived or terminated in a manner that is adverse in any material respect to the Financing Sources without the prior written consent of each Financing Source.

SECTION 8.3.  Extension of Time, Waiver, Etc.  At any time prior to the Effective Time, any party may, subject to applicable Law and the last sentence of Section 8.2, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by any other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that either Parent and Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder; provided, that if such assignment would result in amounts being deducted or withheld for Taxes pursuant to Section 2.2(h) in excess of the amounts that would have been so deducted or withheld in the absence of such assignment, then the Merger Consideration shall be increased as necessary so that after such deduction or withholding has been made (including any deduction or withholding applicable to additional sums payable under this Section 8.4), the applicable Person receives an amount equal to the sum it would have received had no such assignment been made.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

SECTION 8.5.  Counterparts.  This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one (1) or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.6.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Support Agreement, and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and except for (i) if the Effective Time occurs, the right of the holders of Company Common Stock, holders of Options and holders of Restricted Stock Units to receive the Merger Consideration and (ii) the provisions set forth in Section 5.9 of this Agreement are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.  Notwithstanding the foregoing, each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon and enforce Sections 8.2, 8.3 and 8.7 hereof, and this Section 8.6, and each Financing Party may enforce such provisions.  In addition, the Company agrees, on behalf of itself and its Affiliates, stockholders and Representatives (collectively, the “Company Affiliated Parties”), that the Financing Sources and their Affiliates, stockholders and Representatives and each of their successors and assigns (collectively, the “Financing Parties”) shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Company Affiliated Parties arising out of or relating to this Agreement, the Financing, the transactions contemplated hereby or in connection with the Financing, or the performance of services by such Financing Parties with respect to the foregoing.

SECTION 8.7.  Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement, the Support Agreement, and any other document or instrument delivered pursuant hereto, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, termination, performance or nonperformance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Delaware, without regard to its conflicts of law principles.

(b)           All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware). In addition, each of the parties hereto (i) consents to submit itself, and hereby submits itself, to the exclusive jurisdiction and venue of such courts in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) and (iv) consents to service of process being made through the notice procedures set forth in Section 8.9. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(c)           Notwithstanding the foregoing, with respect to any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing Sources under the Financing or any Affiliate thereof arising, directly or indirectly, out of or relating to the transactions contemplated by this Agreement, the Financing, any replacement or alternative Financing or the performance of services thereunder, the parties hereto agree that (i) such actions shall be subject to the exclusive jurisdiction of the state or federal courts located in the United States District Court for the Southern District of New York or any New York state court sitting in the city and county of New York and (ii) they shall not bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court.

(d)           Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement or the Transactions, including in connection with the Financing or any replacement or alternative Financing.

SECTION 8.8.  Specific Enforcement.  The parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts described in Section 8.7(b), without proof of damages, or bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.  The parties hereto agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. If, prior to the End Date, any party hereto brings any Action, in accordance with Section 8.7, to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended (x) for the period during which such Action is pending, plus 10 Business Days or (y) by such other time period established by the court presiding over such Action, as the case may be.

SECTION 8.9.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, to:

Signet Jewelers Limited
c/o Signet Group Services Ltd.
110 Cannon Street
London EC4N 6EU
England
Attn: Group Company Secretary
Facsimile: 44 (207) 621-0835

If to Merger Sub, to:

Carat Merger Sub, Inc.
375 Ghent Road
Akron, Ohio 44333
Attention: Michael Barnes, Ronald Ristau and Lynn Dennison
Facsimile: (330) 668-5191

in each case, with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Andrea A. Bernstein and Michael E. Lubowitz
Facsimile: (212) 310-8007

If to the Company, to:
Zale Corporation
901 W. Walnut Hill Lane
Irving, TX 75038

Attention:  General Counsel
Facsimile:  (972) 580-4934

with a copy (which shall not constitute notice) to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Ave
New York, NY 10019
Attention: Eric L. Schiele
Ting S. Chen
Facsimile: (212) 474-3700

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.10.  Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.11.  Definitions.

(a)           As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement with the Company which is no less favorable to the Company (i.e., no less restrictive with respect to the conduct of the Company) than the Confidentiality Agreement, except that such Acceptable Confidentiality Agreement need not contain any standstill provision which has a term that would extend past the term of the standstill provision in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company from complying with Section 5.3 of this Agreement.

“Action” means any pending or threatened material legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation or inquiry of, a party, or any injunction, order, judgment, ruling or decree imposed upon a party.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collection and Use” means the collection, storage, and use of Personally Identifiable Information.

“Company Intellectual Property” means all Intellectual Property Rights used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any change, effect, event or occurrence will be deemed not to constitute, and will not be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect to the extent resulting from (a) changes, effects, events or occurrences generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions or changes in the industries in which the Company operates; (b) the negotiation,  announcement or pendency of this Agreement or the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributers, partners, employees or Governmental Authorities; (c) any change in the market price or trading volume of the shares of Company Common Stock (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a), (b) or (d) through (g) of this definition); (d) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (e) changes in any Laws or regulations applicable to the Company or applicable accounting regulations or principles or the interpretation thereof; (f) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a) through (e) and (g) of this definition); or (g) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement; provided, however, that changes, effects, events or occurrences referred to in clauses (a), (d) and (e) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if and to the extent such changes, effects, events or occurrences have had or would reasonably be expected to have a materially disproportionate adverse effect on the Company and its Subsidiaries, as compared to (i) with respect to clause (a), other companies with similar capital structures operating in the industries in which the Company and its Subsidiaries operate and (ii) with respect to clauses (d) and (e), other companies operating in the industries in which the Company and its Subsidiaries operate, in which case, with respect to each of clauses (a), (d) and (e), only the incremental disproportionate impact may be taken into consideration in determining whether or not there has been, or may be, a Company Material Adverse Effect).

“Environmental Laws” means all Laws relating in any way to the protection of the environment, preservation or reclamation of natural resources, the presence, management or Release of Hazardous Materials or, as it relates to the exposure to Hazardous Materials, to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act  (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) (as it relates to the exposure to Hazardous Materials) each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any real property transfer of ownership notification or approval statute relating to environmental protection (including the Industrial Site Recovery Act  (N.J. Stat. Ann. § 13:1K-6 et seq.)), as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, in each case to the extent based upon, related to, or arising under or pursuant to any Environmental Law, any environmental permit, or any order or legally binding agreement with any Governmental Authority, which relates to any environmental, health or safety condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

“Financing” means third-party debt financing for purposes of financing the aggregate Merger Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any offers to repurchase outstanding debt upon a change of control or fundamental change) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent and Merger Sub.

“Financing Sources” means the entities that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ former or current partners, members, stockholders, officers, directors, employees, agents and representatives and their respective successors and assigns.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, tribunal, arbitrator, regulatory or administrative agency, commission or authority or other governmental or quasi-governmental instrumentality, federal, state, provincial or local, municipal, county, domestic, foreign or multinational body.

“Hazardous Materials” means any material, substance of waste that is regulated, classified, or otherwise defined under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Insurance Company” means any of Zale Indemnity Company, Zale Life Insurance Company or Jewel Re-Insurance Ltd.

“Intellectual Property Rights” shall mean all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the

United States or any foreign jurisdiction: (A) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (collectively, “Patents”); (B) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing (collectively, “Marks”); (C) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights and registrations and applications therefor (collectively, “Copyrights”); (D) confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions, concepts, trade secrets, discoveries, ideas and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents (collectively, “Trade Secrets”); and (E) all applications, registrations and permits related to any of the foregoing clauses (A) through (D).

“Intervening Event” means an event or circumstance that was not known or reasonably foreseeable to the Board of Directors of the Company on the date of this Agreement, which event or circumstance becomes known to the Board of Directors of the Company prior to the time at which the Company receives the Company Stockholder Approval.

“IRS” means the United States Internal Revenue Service.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, the knowledge after reasonable inquiry of such Person’s directors and executive officers.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof throughout and at the end of which Parent shall have the Required Information from the Company.

“Parent Common Stock” means shares of common stock, par value $0.18 per share, of Parent.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Personally Identifiable Information” means the personally identifiable information, data or other information that may be subject to any Information Privacy Laws or the Company’s and its Subsidiaries’ policies and procedures, whether or not published, of the Company’s and its Subsidiaries’ current and former employees, customers, contractors, consultants and any other individuals that have come into contact with the business(es) of the Company or its Subsidiaries.

“Regulation S-X” means Regulation S-X promulgated by the SEC under the Securities Act and the Exchange Act.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

“Required Information” means (a) the financial information regarding the Company identified in paragraph 4 of Exhibit D to that certain commitment letter, dated as of the date of this Agreement, between JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Signet Group Limited and Sterling Jewelers, Inc., as in effect on the date hereof (the “Debt Commitment Letter”) and (b) the financial and other information regarding the Company reasonably necessary for Parent to produce the pro forma financial information identified in paragraph 5 of Exhibit D to the Debt Commitment Letter.

“SAP” means statutory accounting principles prescribed or permitted by the applicable insurance regulatory authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one (1) or more Subsidiaries of such party or by such party and one (1) or more Subsidiaries of such party.

“Superior Proposal” means any bona fide written Takeover Proposal or offer made by any Person or group which the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) (i) to be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions, after giving effect to all adjustments to the terms hereof resulting from any binding proposal made by Parent pursuant to this Agreement, and (ii) taking into account at the time of determination all circumstances deemed to be relevant in good faith by the Board of Directors, is reasonably likely to be consummated in accordance with its terms, taking into account all material financial, regulatory, legal and other aspects of such proposal and the Person making the proposal, if accepted; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

“Takeover Proposal” means any proposal or offer (whether or not in writing) other than from Parent with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, pursuant to which any Person (or the stockholders of any Person) or “group” (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of 20% or more of the voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity; (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of the Company or its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or “group” (as defined in Section 13(d) of the Exchange Act) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; (iv) transaction in which any Person (or the stockholders of any Person) or “group” (as defined in Section 13(d) of the Exchange Act) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; or (v) any combination of the foregoing (in each case, other than the Transactions).

“Tax Returns” means any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, escheat, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (A).

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.

The following terms are defined in the provisions of this Agreement set forth opposite such term below:

Agreement	Preamble
Antitrust Laws	5.4(a)
Applicable LTI Percentage	2.3(c)(i)
Applicable PRSU Percentage	2.3(b)(iii)
Balance Sheet Date	3.5(d)
Bankruptcy and Equity Exception	3.3(a)
Burdensome Condition	5.4(d)
Certificate	2.1(b)(ii)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Company	Preamble
Company 2011 Stock Plan	2.3(a)(i)
Company Adverse Recommendation Change	5.3(c)
Company Adverse Recommendation Notice	5.3(e)
Company Affiliated Parties	8.6
Company Board Recommendation	5.1(b)
Company Charter Documents	3.1(c)
Company Common Stock	2.1(b)(i)
Company Disclosure Schedule	Article III
Company Plans	3.11(a)
Company Preferred Stock	3.2(a)
Company SEC Documents	3.5(a)
Company Stock Option	2.3(a)(i)
Company Stock Plans	2.3(a)(i)
Company Stockholder Approval	3.3(d)
Company Stockholders Meeting	5.1(b)
Company Termination Fee	7.3(a)
Computer Systems	3.15(f)
Confidentiality Agreement	5.7
Contract	3.3(c)
Continuation Period	5.13(a)
Continuing Employees	5.13(a)
Converted Restricted Stock Unit	2.3(b)(ii)
Copyrights	Contained within the definition of Intellectual Property Rights in Section 8.11(a)
Deferred Stock Units	2.3(e)
DGCL	1.1

Dissenting Shares	2.1(d)
Dissenting Stockholders	2.1(d)
Effective Time	1.3
End Date	7.1(b)(i)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	3.4
Exchange Fund	2.2(a)
Exchange Ratio	2.3(b)(ii)
Existing Revolver Facility	5.2(a)(ii)
Expenses	7.3(a)
Fairness Opinion	3.18
Filed Company SEC Documents	Article III
Filed Parent SEC Documents	Article IV
Financing Parties	8.6
Foreign Plans	3.11(k)
Fraud and Bribery Laws	3.21
Indemnitees	5.9(a)
Information Privacy Laws	3.15(e)
Laws	3.8
Leased Real Property	3.14(b)
License	5.5(a)
Liens	3.1(b)
LTI Cash Award	2.3(c)(i)
LTI Cash Award Cancellation Payment	2.3(c)(i)
LTI Holder	2.3(c)(i)
Material Contract	3.13(a)(ii)(O)
Maximum D&O Amount	5.9(b)
Maximum EPL Amount	5.9(d)
Merger	Recitals
Merger Consideration	2.1(b)(i)
Merger Sub	Preamble
Merrill Lynch	3.18
Non-Officer Employees	5.2(a)(viii)
Notice of Superior Proposal	5.3(e)
Notice Period	5.3(e)
Optionholder	2.3(a)(i)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Plans	5.13(b)
Parent Termination Fee	7.3(d)
Patents	Contained within the definition of Intellectual Property Rights in Section 8.11(a)
Paying Agent	2.2(a)

Payoff Amount	5.5(c)
Payoff Letter	5.5(c)
Performance-Vested Restricted Stock Units	Section 2.3(b)(iii)
Permits	3.8
Permitted Liens	3.14(a)
Policies	3.23
Principal Stockholder	Recitals
Producers	3.16(a)
PRSU Holder	2.3(b)(iii)
Support Agreement	Recitals
Proxy Statement	3.4
Real Property Leases	3.14(b)
Registered IP	3.15(a)
Remedial Action	5.4(d)
Representatives	5.3(a)
Restraints	6.1(c)
Restricted Shares	2.3(d)
Restricted Stock Units	2.3(b)(iii)
Rollover Restricted Stock Unit	2.3(b)(ii)
RSU Holder	2.3(b)(iii)
Securities Act	3.1(b)
Subsidiary Documents	3.1(c)
Supplier	3.17
Support Agreement	Recitals
Surviving Corporation	1.1
Tail Policies	5.9(d)
Time-Vested Restricted Stock Unit	2.3(b)(i)
Trade Secrets	Contained within the definition of Intellectual Property Rights in Section 8.11(a)
TRSU Holder	2.3(b)(i)
WARN	3.11(l)
Warrants	3.2(a)

SECTION 8.12.  Interpretation.

(a)           When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

(b)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Further, prior drafts of this Agreement or any ancillary agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any ancillary agreements hereto shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties hereto; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SIGNET JEWELERS LIMITED

By:
Name:
Title:

CARAT MERGER SUB, INC.

By:
Name:
Title:

ZALE CORPORATION

By:
Name:
Title: